Exhibit 2


NALCO TAKES CHARGE FOR JOINT VENTURE AND RESTRUCTURING


Naperville, Ill., September 1, 1994...Nalco Chemical Company announced today the completion of its agreement with Exxon Chemical Company to form a worldwide energy chemicals joint venture company, to be known as Nalco/Exxon Energy Chemicals, L.P. The two companies previously announced their intent to form this joint venture on February 3, 1994, with the goal of providing specialty chemical products and services to the petroleum industry worldwide.

The Company also announced a worldwide restructuring and consolidation of manufacturing and support operations aimed at achieving greater efficiencies and enhanced customer satisfaction.

Nalco will take an after-tax charge of approximately $54 million, or 70 cents per share, against 1994 earnings, for expenses related to the formation of the joint venture company and Nalco's restructuring and consolidation efforts.

The formation of Nalco/Exxon Energy Chemicals, L.P., combines the strengths of both parent corporations in a worldwide company serving the oil industry, according to E.
J. Mooney, Nalco Chief Executive Officer. Nalco and Exxon Chemical will each commit resources of facilities and people to the joint venture, which was formed in response to changes in the worldwide petroleum industry, he added.

Nalco expects to reduce its total number of employees by approximately 1300, about 20 percent of its overall workforce. About 900 of these employees will be employed by the joint venture, and about 400 will be provided with severance packages as a result of consolidating Nalco's operations around the world.

In the United States, Nalco will transfer production from a plant on the south side of Chicago to a nearby plant in the clearing industrial district. Several international manufacturing and support operations will also be affected by the consolidation effort.

Additionally, Nalco will regionalize on a pan-European basis certain support functions in order to more efficiently serve its customers with a strong local presence in all countries in which it does business.

Nalco is the world's largest specialty chemical company for industrial water, process and wastewater treatment.






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